CHINA LOGISTICS, INC.
SUITE 910, YI AN PLAZA, 33 JIAN SHE LIU ROAD
GUANGZOU, P.R.CHINA 510000
******

July 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Attn:         Kevin Woody
     Branch Chief

Re:           China Logistics, Inc.
                 Form 10-K for the Fiscal Year Ended December 31, 2009
                 File Number:  1-10559

Gentlemen:

Thank you for your comment letter dated July 15, 2010 (the "Comment Letter") with respect to the above-captioned annual report.  We have filed our Amendment No. 1 to the annual report on Form 10-K/A of China Logistics, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.  Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Ended December 31, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm

1.           In future filings, please have your audit firm indicate the city and state of their office that issued the audit report within their audit report.

Response:                                We have had our audit firm indicate the city and state of their office that issued the audit report within their audit report, which was included in this amendment to the annual report on Form 10-K/A. They also will do so in future filings.

2 Summary of Significant Accounting Policies

Revenue Recognition, page 19

2.           Please confirm to us whether your revenue is substantially all product based or if you generate revenues from the provision of logistical services. If you have material service revenues, please amend your filing to detail the portion of product revenues versus service revenues on your statements of operations and expand your accounting policies for revenue recognition to disclose your policies related to the recognition of service revenues.

Response:                                Approximately 95% of our revenues were generated from sales of products; approximately 5% of our revenues were generated from services rendered. We have detailed the portion of product revenues versus service revenues on our statements of operations and expanded our accounting policies for revenue recognition to disclose our policies related to the recognition of service revenues, which was included in this amendment to the annual report on Form 10-K/A.

Item 9A. Controls and Procedures, page 24

3.           Please describe to us management’s process to determine that internal control over financial reporting was effective. Within your response, please tell us whether you maintain your books and records in US GAAP and controls you maintain to ensure activities taking place outside of the US are recorded in accordance with US GAAP. If your records are maintained on another basis of accounting, please tell us the process management undertakes to convert these records to US GAAP for reporting purposes and how management determines all necessary adjustments are made.

Response:                                Our management’s process to determine that our internal control over financial reporting was effective includes: we maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the specified time periods. Our Chief Executive Officer and its Chief Financial Officer are responsible for maintaining our disclosure controls and procedures. The controls and procedures established by us are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Specifically, we have controls and complete procedures to convert our financial records, which are maintained in Chinese General Accepted Accounting Principles (“Chinese GAAP”), into US GAAP for reporting purposes. After our Chinese GAAP financial statements are approved by our Chief Financial Officer, a third party who is knowledgable in both Chinese GAAP and US GAAP engaged by us will work on the conversion. The converted financial statements will be approved by our Chief Financial Officer and sent to independent auditor for final review.

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Sincerely,

/s/ Wanwen Su
Wanwen Su
President & Chief Executive Officer
China Logistics Inc.